TSX, NYSE-MKT Symbol: NCQ	News Release

NovaCopper Files NI 43-101 Technical Report on Ruby Creek Zone

August 28, 2012 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper” or "the Company”) has filed a National Instrument 43-101 (“NI 43-101”) resource report (the “Report”) on the Ruby Creek Zone of the Bornite deposit for its Upper Kobuk Mineral Project (“UKMP”) located in the highly prospective Ambler mining district of northwest Alaska. As previously announced by the Company on July 18, 2012, the Report identified Indicated Resources at Ruby Creek of approximately 180 million pounds of copper and Inferred Resources of approximately 885 million pounds of copper. The Report was compiled by Mr. Bruce Davis, FAusIMM, the president of BD Resource Consulting Inc. The Report has been filed on SEDAR and EDGAR and is also available on the Company’s website at www.novacopper.com.

Highlights - At a 0.5% copper cutoff grade, the Ruby Creek Zone contains:

  Indicated Resources of 6.8 million tonnes at 1.19% Cu for 178.7 million lbs of contained copper.
  Inferred Resources of 47.7 million tonnes of 0.84% Cu for 883.2 million lbs of contained copper.

Table 1. Bornite Deposit - Ruby Creek Zone Resources

	Indicated			Inferred
Cutoff %Cu	Tonnes (millions)	Grade % Cu	Pounds (millions)	Tonnes (millions)	Grade % Cu	Pounds (millions)
0.3	9.0	1.00	198.6	74.3	0.68	1113.3
0.5	6.8	1.19	178.7	47.7	0.84	883.2
1.0	2.4	2.03	109.3	11.4	1.31	329.8
1.5	1.0	3.26	71.6	1.9	1.94	82.8
2.0	0.6	4.49	55.0	0.5	2.65	30.3
  Base Case is 0.5% Cu cut-off grade
  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.
  Resources stated as contained within a manually constructed potentially economic resource limiting pit shell using metal price of US$3.00 per lb Cu, mining costs of US$1.50 per tonne, processing costs of US$10.00 per tonne, 100% recoveries and an average pit slope of 45 degrees.
  Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

It is important to note that the Ruby Creek Zone resource estimate does not include any part of the highly prospective South Reef target where the Company has focused its 2012 drilling program. Four diamond drill rigs are currently drilling at South Reef with 16 holes and 11,600 meters drilled to date. The Company expects to start reporting drill results from the South Reef drilling in early September and anticipates that this year’s exploration drilling should provide sufficient data for the preparation of a NI 43-101 compliant resource estimate at the South Reef target in Q1 2013. In addition, roughly 1,700 meters in four holes have also been completed at the Sunshine prospect located 12 kilometers west of the Arctic Volcanogenic Massive Sulfide (“VMS”) deposit. Drill results are also expected to be reported from the drilling at Sunshine in September. The Company has also completed a large-scale ground-based and down-hole IP/Resistivity geophysical program to identify new targets and extend existing targets. This work is currently being compiled.

The Ruby Creek Zone resources are also in addition to the Company’s previously reported resources on the high grade Arctic VMS deposit. See Table 2 below for details.

Table 2. Mineral Resource Statement for the Arctic Deposit, Kobuk, Alaska

  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.
  Resources stated as contained within potentially economically minable underground shapes above a US$75.00/t NSR cut-off.
  NSR calculation is based on assumed metal prices of US$2.50/lb for copper, US$1,000/oz for gold, US$16.00/oz for silver, US$1.00/lb for zinc and US$1.00/lb for lead. A mining cost of US$45.00/t and combined processing and G&A costs of US$31.00 were assumed to form the basis for the resource NSR cut-off determination. Note these metal prices and operating costs may differ from those used for the cash flow model.
  Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

The Ambler mining district hosts world-class VMS deposits containing copper, zinc, lead, gold and silver, and carbonate replacement deposits containing copper, cobalt and silver. It is one of the richest and most-prospective known copper districts located in one of the safest geopolitical jurisdictions in the world.

Mr. Bruce Davis, FAusIMM, the president of BD Resource Consulting Inc. and the author of the Report is an independent “qualified person”, within the meaning of NI 43-101, Standards of Disclosure for Mineral Projects. Scott Petsel, P.Geo. (UKMP Project Manager) is a qualified person as defined by NI 43-101 and has reviewed and accepts responsibility for the technical information contained within this press release.

About NovaCopper

NovaCopper is a base metals exploration company focused on exploring and developing the Ambler mining district - one of the richest and most-prospective copper districts located in one of the safest geopolitical jurisdictions in the world. The Company is focused on continuing to identify high-grade mineralization with additional exploration planned in 2012. Using four drill rigs the Company expects to complete between 15,000 meters to 18,000 meters of diamond core drilling this year. NovaCopper has formed an alliance with NANA, an Alaskan Native Corporation and both companies are committed to developing the Ambler mining district in cooperation with the local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

NovaCopper Contact:

Patrick Donnelly
Vice President, Corporate Communications

604-638-8088 or 1-855-638-8088

# # #

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements relating the future operating or financial performance of NovaCopper, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold Resources Inc.’s Management Proxy Circular dated February 27, 2012 for the special meeting of securityholders held to consider the spin-out of NovaCopper Inc. filed with the Canadian securities regulatory authorities, and NovaCopper's registration statement on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.